Mail Stop 4561

May 27, 2008

VIA USMAIL and FAX (516) 773-2770

Mr. George Zweier
Vice President and Chief Financial Officer
BRT Realty Trust
60 Cutter Mill Road
Great Neck, New York 11021

      Re: BRT Realty Trust
              Form 10-K as of September 30, 2007
              Filed December 14, 2007
              File No. 001-07172

Dear Mr. George Zweier:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Linda Van Doorn
              Senior Assistant Chief Accountant